 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-12G

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52001

Colorado	91-2102350
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

Delta Oil & Gas, Inc.

(Exact name of registrant as specified in its charter)

710 N. Post Oak Road, Suite 400 Houston, Texas 77024

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 1-281- 946-3582

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [X] Rule 12g-4(a)(2) [ ] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 124

Pursuant to the requirements of the Securities Exchange Act of 1934, Delta, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May, 23, 2019

By: /s/ Norm Pokutylowicz

Norm Pokutylowicz, COO